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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Contour Medical, Inc.
                              ---------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   0000829649
                           ---------------------------
                                 (CUSIP Number)


                             Robert F. Murphy, Esq.
                           Sun Healthcare Group, Inc.
                                101 Sun Lane, NE
                            Albuquerque, New Mexico 87109
                                   (505) 821-3355
               --------------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                            Michael J. Kennedy, Esq.
                               Shearman & Sterling
                        555 California Street, Suite 2000
                        San Francisco, California  94104
                           Telephone:  (415) 616-1100

                                February 17, 1997
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


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at page___.


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CUSIP No.      1-12040
          ---------------

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Sun Healthcare Group, Inc.
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          IRS Employer Identification Number:  85-0410612
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

/ /  (a)       N/A
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/ /  (b)
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(3)  SEC Use Only
                  -------------------------------------------------------------
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(4)  Source of Funds (See Instructions)           OO
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e).

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(6)  Citizenship or Place of Organization    Delaware
                                             ----------------------------------
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  ---------
  Number of              (7)  Sole Voting Power
   Shares                                       -------------------------------
Beneficially
  Owned by               (8)  Shared Voting Power   5,311,253
    Each                                          -----------------------------
  Reporting                   -------------------------------------------------
   Person                     (9)  Sole Dispositive Power
    With                                             --------------------------
  ---------                   -------------------------------------------------
                         (10) Shared Dispositive Power
                                                       ------------------------
                              -------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     5,311,253
                                                                 --------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    -----------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)     65%
                                                       ------------------------

(14) Type of Reporting Person (See Instructions)  CO
                                                  -----------------------------


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Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Contour Medical, Inc., a Nevada corporation (the "Issuer"), with its principal executive offices located at 3340-D Scherer Drive, St. Petersburg, Florida 33716.

Item 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by Sun Healthcare Group, Inc. ("Sun"), a Delaware corporation. The principal office of Sun is located at 101 Sun Lane, NE, Albuquerque, NM 87109. Sun and its affiliates is a provider of high-quality and cost efficient long-term, subacute and related healthcare services.

          The directors and executive officers of Sun are set forth on
Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

          (i)  name;

          (ii) business address (or residence address where indicated);

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (iv) citizenship.

Unless otherwise indicated, all positions are with Sun.

          During the last five years, neither Sun, nor, to the best knowledge of Sun, any person named in Schedule I or Schedule II attached hereto, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Sun acquired the right to acquire and shared voting power over, and therefore beneficial ownership of, the securities to which this Statement on
Schedule 13D relate (the "Securities") pursuant to a Stockholder Stock Option and Proxy Agreement (the "Option Agreement"), dated as of February 17, 1997, between Retirement Care Associates, Inc. ("RCA"), the holder of 5,222,003 shares of Common Stock and 89,250 shares of Preferred


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Stock of the Issuer, and Sun.  Pursuant to the Option Agreement (attached hereto as Exhibit 2) Sun acquired the option to acquire, under certain circumstances, and RCA delivered to Sun an irrevocable proxy to vote, the Securities in consideration of Sun's entering into the Agreement and Plan of Merger and Reorganization described in Item 6 below. The Option Agreement grants sole voting power to Sun only with regard to issues relating to such Agreement and Plan of Merger and Reorganization. With regard to all other matters, RCA retains the power to vote the Securities. The terms of the Option Agreement are also described in Item 6 below.

Item 4.   PURPOSE OF TRANSACTION.

          Sun acquired the right to acquire and shared voting power over the Securities pursuant to the Option Agreement and Proxy as an inducement to Sun to enter into the Agreement and Plan of Merger and Reorganization with Nectarine Acquisition Corp. (a wholly owned subsidiary of Sun) and the Issuer dated February 17, 1997 (the "Merger Agreement"). Pursuant to the terms and subject to the conditions of the Merger Agreement, which is described more fully in Item 6 below and attached as Exhibit 1 hereto, the Issuer will become a wholly owned subsidiary of Sun.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Pursuant to the Option Agreement described above in Item 3, Sun has the option to acquire, and shared voting power over, and therefore beneficially owns, 5,222,003 shares of the Issuer's Common Stock and 89,250 shares of the Issuer's Series A Preferred Stock. Based on 7,996,793 shares of the Issuer's Common Stock outstanding on February 17, 1997, Sun's percentage interest in the Common Stock of the Issuer is 65%. Neither Sun nor, to the best knowledge of Sun, any affiliate thereof effected any other transactions in the Common Stock during the last sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          a. AGREEMENT AND PLAN OF MERGER AND REORGANIZATION DATED AS OF FEBRUARY 17, 1997 BY AND AMONG SUN HEALTHCARE GROUP, INC., NECTARINE ACQUISITION CORP. AND CONTOUR MEDICAL, INC. This Agreement (attached hereto as Exhibit 1) provides for a merger of Nectarine Acquisition Corp., a Nevada corporation and a wholly owned subsidiary of Sun, with and into the Issuer, wherein each issued and outstanding share of the Issuer not presently owned by RCA will be acquired for $8.50 per share, in cash or Sun common stock at Sun's election (the "Merger"). As a result of the Merger, the Issuer will be a wholly owned subsidiary of Sun. Consummation of the Merger is subject to customary conditions, including, but not limited to, approval by a majority of the outstanding shares of the Issuer and, if required, a majority of the outstanding shares of Sun entitled to vote thereon, any such approvals being solicited pursuant to a joint proxy statement to be filed with the Securities and Exchange Commission.


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     b.  STOCKHOLDER STOCK OPTION AND PROXY AGREEMENT, DATED FEBRUARY 17, 1997,
BETWEEN SUN HEALTHCARE GROUP, INC. AND RETIREMENT CARE ASSOCIATES, INC.
Pursuant to this Agreement (attached hereto as Exhibit 2), RCA granted to Sun an irrevocable option to purchase RCA's shares of Issuer Common Stock and Series A Preferred Stock ("Preferred Stock") under certain circumsatnces, and granted to the Board of Directors of Sun an irrevocable proxy to vote all Common Stock and Preferred Stock held by RCA (the "Proxy Shares") (which constituted the Securities as of the date of this Agreement) in favor of approval of the Merger Agreement and the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization of the Issuer with any party other than Sun and its affiliates and against any liquidation or winding up of the Issuer (each of the foregoing being an "Opposing Proposal"). RCA also agreed to cause the shares of the Issuer owned by it to approve the Merger. Further, RCA is prohibited from disposing of or encumbering the Proxy Shares, entering into any proxy or voting agreement or entering into any contract, option or other arrangement with respect to the acquisition, sale, assignment, transfer or other disposition of any RCA-owned Issuer Common Stock or Preferred Stock.


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Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following documents are filed as Exhibits hereto:

          1. Agreement and Plan of Merger and Reorganization, dated as of February 17, 1997, among Sun Healthcare Group, Inc., Nectarine Acquisition Corporation and Contour Medical, Inc.

          2. Stockholder Stock Option and Proxy Agreement, dated as of February 17, 1997, between Sun Healthcare Group, Inc. and Contour Medical, Inc.


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                                     Page 6

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Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 27, 1997
                                   SUN HEALTHCARE GROUP, INC.


                                   By   /s/ Robert D. Woltil
                                      -----------------------------------------
                                      Name:  Robert D. Woltil
                                      Title: Senior Vice President and
                                             Chief Financial Officer



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page___.


                                     Page 7

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                                   Schedule I


          The name and present principal occupation of each of the executive officers and directors of Sun Healthcare Group, Inc.are set forth below. Unless otherwise noted, each of these persons has as his/her business address 101 Sun Lane, NE, Albuquerque, New Mexico 87109.


                           Position         Principal
          Name             with Sun         Occupation           Citizenship
          ------------     ---------------  -----------          -----------

          Andrew L.        Chairman of         Same              U.S.A.
          Turner           the Board,
                           President and
                           Chief Executive
                           Officer

          John E .         Director         Director and         U.S.A.
          Bingaman                          Consultant
          BKS Properties
          120 East
          Sheridan
          Oklahoma City,
          OK 73104

          Zev Karkomi      Director         President,           U.S.A.
          Karell Capital                    Karell Capital
          Ventures, Inc.                    Ventures,
          Two North                         Inc.;
          LaSalle Street                    President,
          Suite 1901                        Zevco
          Chicago, IL                       Enterprises,
          60602                             Inc.; Executive
                                            Vice President
                                            and Chairman
                                            of the Board,
                                            Progressive
                                            Health Group

          Martin G. Mand   Director         Chairman,            U.S.A.
          Mand Associates,                  President and
          Ltd. 618 Berwick                  Chief Executive
          Road,Edenridge                    Officer, Mand
          Wilmington, DE                    Associates, Ltd.
          19803-2204

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                           Position         Principal
          Name             with Sun         Occupation           Citizenship
          ------------     ------------     ----------           -----------

          Lois E .         Director         Chairman, CRA        U.S.A.
          Silverman                         Managed Care,
          CRA Managed                       Inc. U.S.A.
          Care, Inc.
          312 Wharf
          Street
          Boston, MA
          02109

          James R.         Director         Chief                U.S.A.
          Tolbert                           Executive
          First Oklahoma                    Officer, First
          Corp.                             Oklahoma Corp.
          116 E. Sheridan
          Suite G101
          Oklahoma City,
          OK 73104

          R. James Woolsey  Director         Partner,  Shea      U.S.A.
          Shea & Gardner                     & Gardner
          1800
          Massachusetts
          Ave.
          Washington, DC
          20036

          Robert A.        Senior Vice        Same               U.S.A.
          Levin            President for
                           Rehabilitation
                           Services and
                           Director

          Warren C.        Senior Vice        Same               U.S.A.
          Schelling        President for the
                           Pharmaceutical
                           Division and
                           Director

          Mark G. Wimer    Senior Vice        Same               U.S.A.
          565 W. Myrtle    President for
          Suite 240        Inpatient
          Boise, ID        Services and
          83702-7660       Director



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                           Position         Principal
          Name             with Sun         Occupation           Citizenship
          ------------     --------------   ------------         -----------

          Robert D.        Senior Vice      Same                 U.S.A.
          Woltil           President  for
                           Financial
                           Services,
                           Chief
                           Financial
                           Officer and
                           Director

          Julie Collins    Senior Vice       Same                U.S.A.
                           President of
                           Administrative
                           Services

          Robert F.        Senior Vice       Same                U.S.A.
          Murphy           President and
                           General Counsel

          Warren H.        Vice President    Same                U.S.A.
          McInteer         of Mergers and
                           Acquisitions

          William C.       Vice President,    Same               U.S.A.
          Warrick          Corporate
                           Controller


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                                  EXHIBIT INDEX


Exhibit
No.          Description                                             Page No.
-------      -----------                                             --------

1. Agreement and Plan of Merger and Reorganization, dated as of February 17, 1997 Among Sun, Nectarine
             Acquisition Corporation and the Issuer,
             with exhibits thereto.

2. Stockholder Stock Option and Proxy Agreement, dated as of February 17, 1997 between Sun and the Issuer.


This Report, including exhibits, contains___pages. The exhibit index is found at page___.


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